Exhibit 99.1

Ambow Education Announces Delay in Filing 2011 Annual Report on Form 20-F

Identifies Preliminary Adjustments to Previously Announced 2011 Financial Results

BEIJING, May 16, 2012, Ambow Education Holding Ltd., (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that the filing of its 2011 annual report on Form 20-F (the “2011 Annual Report”) is delayed beyond the end of the 15 day extension period provided by the rules of the U.S. Securities and Exchange Commission (the “SEC”) because the Company requires additional time to complete the audit of its 2011 financial statements. The Company is working to complete the audit as soon as practicable and expects to file the 2011 Annual Report with the SEC within one month.

The Company also announced that it has identified certain preliminary adjustments to the 2011 unaudited financial results included in the Company’s press release dated March 5, 2012, which was included as an exhibit to the Company’s Form 6-K furnished to the SEC on March 5, 2012 (the “Form 6-K”). In connection with its annual audit, which has yet to be completed, the Company expects to make the following adjustments:

1.              The Company will change the revenue recognition method in respect of sales of the Company’s educational services and software products to certain distributors.  For those distributors with a proven payment history, the Company will continue to recognize revenue upon delivery of services and products.  For those distributors without adequate history of timely payment, the Company will defer the recognition of revenue until cash is collected.  Accordingly, the Company expects that between US$13.5 million (RMB85 million) and US$15.1 million (RMB95 million) of revenue previously recognized in 2011 will be reversed and recognized in the future when cash is collected from certain distributors. This adjustment does not impact revenue in 2010.  As of the date of this press release, the Company has collected approximately US$12.2 million (RMB77 million) of the cash associated with the revenue to be deferred as of December 31, 2011, which collected revenue (together with any additional collections before June 30, 2012) will be recognized by the Company in the first half of 2012.  Any remaining balance will be recognized when collected.  All future sales to distributors without adequate history of timely payment will be recognized on the cash basis until such time as a proven payment history is established.

2.              The Company expects to make a bad debt provision of between US$2.1 million (RMB13 million) and US$2.4 million (RMB15 million).

3.              In addition to the 10 new tutoring centers opened in the fourth quarter of 2011 as described in the Form 6-K, an additional 12 centers began operations in late December 2011, bringing the total number of newly opened centers to 22 in the fourth quarter of 2011. As a result, depreciation and other expense is expected to increase by between US$0.5 million (RMB3 million) and US$0.6 million (RMB3.5 million).

The adjustments described above are not expected to have any effect on the Company’s cash flow in 2011 or its previously announced cash balance at December 31, 2011.

In addition to the adjustments described above, the Company is evaluating whether it will take a one-time non-cash charge of between US$1.6 million (RMB 10 million) and $3.2 million (RMB20 million) associated with a 2011 acquisition.  The Company is also evaluating the need to make an additional tax provision in respect of one of its subsidiaries.  The amount being considered for tax provision is between US$3.2 million (RMB20 million) and US$4.8 million (RMB30 million).

In addition to the above, the Company also has identified certain other preliminary adjustments that it expects to make during the completion of the audit; these certain other preliminary adjustments are not expected to impact the Company’s net income.

While the Company does not expect further adjustments, the audit is not yet complete and, consequently, the Company cannot assure you that further adjustments may not be identified.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality individualized services and products. Ambow has two business divisions: “Better Schools,” which includes tutoring centers and K-12 schools; and “Better Jobs,” which includes career enhancement centers and colleges. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward-looking Statements

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Ambow may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ambow’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks related to Ambow’s inability to file the 2011 Annual Report within the 15 day extension period provided by the rules of the SEC, risks related to Ambow’s ability to complete the annual audit and file the 2011 Annual Report within one month, and risks related to Ambow’s identification and impact of further adjustments in its audited financial statements, as well as risks outlined in Ambow’s filings with the SEC, including its annual reports on Form 20-F. Ambow does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com